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SEC
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APR 10 2016

Washington DC
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ANNUAL [redacted]REPORT
F[redacted]A-5
PART III

SEC FILE NUMBER
8-68988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenix Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street - 20th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield & Co.
(Name – *if individual, state last, first, middle name*)

Capital Plaza II, 301 East Pine Street - Suite 975	Orlando	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenix Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENIX SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2015

The report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

FENIX SECURITIES, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fenix Securities, LLC

We have audited the accompanying statement of financial condition of Fenix Securities, LLC, a Florida limited liability company, ("the Company") as of December 31, 2015 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenix Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2015 (the "supplementary information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Fenix Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rosenfield and Company PLLC

Rosenfield and Company, PLLC
New York, New York
March 28, 2016

FENIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash (Note 1)	$	2,359
Clearing deposits		388,324
Due from clearing brokers		93,787
Other assets		30,057
	$	**514,527**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions payable	$	101,273
Accrued expenses		78,122
Total liabilities		179,395
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 2)		335,132
	$	**514,527**

The accompanying notes are an integral part of the financial statements

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Fenix Securities, LLC (the "Company") is a Delaware limited liability company formed on June 1, 2007. The Company has been registered since August 2012 as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is majority owned by Fenix Financial, Ltd. (the "Parent"). In addition, the Company is affiliated with Rex Securities Sociedad de Bolsa SA (the "Related Entity").

Revenue recognition

The Company records securities transactions and related revenue and expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. Service fee revenue is recorded based on the terms of the respective agreements and deferred until earned by the Company. Fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2015, management believed all receivables to be fully collectible.

Agreement with clearing brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement with its clearing brokers provides that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and its members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Accounting and Trading and Valuation of Securities *(continued)*

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company did not hold any securities as of December 31, 2015.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $305,075 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.59 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company entered into a Foreign Finder Referral Agreement in December 2012 which was terminated on June 30, 2015 by mutual consent with the Related Entity, a broker-dealer in Argentina who is related through common ownership and management. Under the agreement, for customers introduced to the Company by the Related Entity, the Company paid 80% of its net commissions earned from such customers to the Related Entity. As of the termination date the referral fees earned by the Related Entity were $260,000 of which $50,000 was incurred in 2014. The Company paid the Related Entity $170,500 and the remaining balance due of $89,500 was forgiven by the Related Entity as of December 31, 2015.

The Company is provided office space and facilities in Buenos Aires from its Related Entity under a non-cancelable lease agreement. Under the agreement the Company is required to reimburse the Related Entity $500 per month. The Company incurred and paid a total of $6,000 to this related entity for the year ended December 31, 2015.

Two Officers of the Company each entered into a Foreign Associate Agreement with the Company on July, 1 2015. Under the agreement the Company pays 80% of the net commissions generated by the accounts of customers which are established by the Officers and which they continue to service. The Company paid $242,100 to the Officers which included advances against future commissions of $29,395 as of December 31, 2015. The $29,395 is included in Other assets on the balance sheet.

The Company leases office space, facilities and equipment from an unrelated party under a non-cancelable operating lease expiring May 31, 2016. Future minimum lease payments are approximately as follows:

Year Ending December 31,	Amount
2016	$10,945

Total rental expense of $36,984 was charged to operations during the year ended December 31, 2015.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. These amounts are not covered by SIPC and are subject to loss should the clearing brokers cease business.

The Company is engaged in various interdealer referral activities with counterparties with which the Company has a Broker Dealer Referral Agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, clearing deposits, due from clearing brokers, other assets, commissions payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 28, 2015, the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

FENIX SECURITIES LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

ROSENFIELD & Co.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fenix Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Fenix Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fenix Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) of SEC Rule 15c3-3 (the "exemption provisions") and (2) Fenix Securities, LLC stated that Fenix Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Fenix Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fenix Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of SEC Rule 15c3-3 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rosenfield & Company, PLLC
New York, New York
March 28, 2016

FENIX SECURITIES, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

To the best knowledge and belief of Fenix Securities, LLC:

The Company claimed the (k)(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2015.

Michael O. Brown
Financial and Operations Principal